Contact

www.linkedin.com/in/jennifer-kessler-4121015 (LinkedIn)

Top Skills

Research
Microsoft Office
Microsoft Excel

Jennifer Kessler

Kidcaboo ... Moving families forward
San Antonio, Texas, United States

Experience

Kidcaboo

1 year 11 months

President
June 2023 - Present (3 months)

Chief Relations Officer
October 2021 - June 2023 (1 year 9 months)

Pescador Land & Minerals, LLC

Account Manager
October 2017 - July 2022 (4 years 10 months)
San Antonio, Texas, United States

BCFS Health & Human Services

Training Coordinator and Data Analyst
March 2015 - October 2017 (2 years 8 months)
San Antonio, Texas

Private High Profile Individual

Personal Assistant
February 2013 - November 2014 (1 year 10 months)
Manhattan, New York

• Heavy calendar management with strong attention to detail and follow-up with regard to any changes to daily schedule and appointments
• Assisted in running jewelery company – managed vendor and customer invoices, recorded inventory, and prepared for trunk shows
• Liaised with administrators and coordinators across the six Boards and Committees
• Coordinated travel plans and itinerary items with family travel agent
• Event Planning – designed invitations, managed both invite and RSVP lists, communicated details to chef and household staff

Private High Profile Family

Private Teacher/Family Assistant
September 2009 - July 2012 (2 years 11 months)

• Provided family assistance to Upper East Side family
• Worked within the family's private home daily coordinating daily schedules with family and household staff
• Provided private education for two children through Montessori-based creative play
• Extensively traveled with the family including personal vacations both domestic and international.
• Scheduled children's appointments including school/extracurricular activities, doctor, dentist; managed, maintained and synchronized children's schedule with parents' calendars
• Completed kindergarten admissions process, including all research, applications, coordinating testing and interviews, etc.
• Interviewed, hired, and trained staff on behalf of children

BrightSparks Montessori
Office Manager/Montessori Teacher
September 2007 - June 2009 (1 year 10 months)
Cork, Ireland

• Reported to the school's Directress and provided administrative office support, including drafting correspondence with parents, filing records, managing and updating contact information, etc.
• Taught 20-25 children and advanced them through each module of the Montessori Method, which includes education in Practical Life, Sensorial, Language, Math, and Culture.
• Recorded the children's progress in each area throughout the year.
• Observed the children individually within their environment (both academically and socially) and recording results.
• Assisted the Directress in planning the daily/weekly schedule.
• Worked one-to-one with special needs children and reported daily progress to the Directress and/or parents.

Greenwich Academy
Director of Yearlings After-School Program
January 2007 - June 2007 (6 months)
Greenwich, Connecticut

• Coordinated dismissal times, collected the two youngest groups from their classrooms while returning in time for the arrival of the older girls, and directed the "Yearlings after School Program."

• Assisted with homework and organized activities to capture the attention of all ages.

• Corresponded regularly with parents to ensure well-being of children; developed and maintained relationships of trust.

Kaplan Test Prep
Reporting Analyst and Systems Administrator Manager
January 2006 - December 2006 (1 year)
Manhattan, New York

• Created and distributed financial reports to senior management on a daily, weekly, and monthly basis.

• Managed report requests from centers around the United States.

• Developed Excel templates that allowed users to manipulate data for their own needs.

• Worked with team to improve report request turn around time.

• Maintained and monitored company servers.

GE-Healthcare
Executive Assistant to Human Resources Manager
June 2004 - October 2005 (1 year 5 months)
Cork, Ireland

• Provided executive administrative support to HR Manager in addition to several HR Specialists.

• Managed, maintained, updated, and synchronized calendars on behalf of HR team.

• Answered phone calls, drafted correspondence, responded to emails, and handled filing for the entire department.

• Created and distributed reports on salary, existing staff, new hires, and applicants for HR Manager.

• Assisted in implementing new Oracle system; managed and maintained HR software packages and Internet recruitment site.

• Responsible for completing new hire set-up as well as maintaining current employee information within Oracle.

• Drafted contracts of employment, including new employee, change of position, and extension contracts.

• Assisted HR Manager in conducting interviews

Hewlett-Packard
System Analyst
November 1999 - January 2003 (3 years 3 months)
Dublin, Ireland

• Developed a web-based administrative tool for ETECH to facilitate the creation of user, service provider, and courier accounts; edited existing data and cases.
• Developed various in-house web reporting pages based on company systems such as ETECH, Employee Management System, and Performance Management Tool.

Education

University College Cork
Bachelor of Science (BSc), Accounting · (1994 - 1998)

Portobello Institute Dublin
Diploma, Montessori Teacher Education · (2007 - 2008)

Griffith College Dublin
Master of Science (MSc), Computing · (2001 - 2006)

Griffith College Dublin
Graduate Diploma, Computing · (1998 - 2000)

Univer
BSc in Accounting · (October 1994 - June 1998)